Exhibit 99.2

Execution Version

BROOKFIELD RENEWABLE PARTNERS ULC

Issuer

-and-

BROOKFIELD RENEWABLE PARTNERS L.P.

Guarantor

-and-

BROOKFIELD RENEWABLE ENERGY L.P.

Guarantor

-and-

BROOKFIELD BRP HOLDINGS (CANADA) INC.

Guarantor

-and-

BRP BERMUDA HOLDINGS I LIMITED

Guarantor

-and-

BROOKFIELD BRP EUROPE HOLDINGS (BERMUDA) LIMITED

Guarantor

-and-

BEP SUBCO INC.

Guarantor

-and-

COMPUTERSHARE TRUST COMPANY OF CANADA

Trustee

FIFTH SUPPLEMENTAL INDENTURE

supplementing the Indenture dated as of August 11, 2021

-and-

providing for the issue of

5.450% FIXED-TO-FIXED RESET RATE SUBORDINATED NOTES DUE 2055

ARTICLE 1
INTERPRETATION		2
1.1	To Be Read With Indenture	2
1.2	Invalidity of Provisions	2
1.3	Headings	2
1.4	Fifth Supplemental Indenture	2
1.5	Definitions	2

ARTICLE 2
ISSUE OF THE NOTES		6
2.1	Designation	6
2.2	Limit of Aggregate Principal Amount	6
2.3	Maturity Date	7
2.4	Denominations; Interest	7
2.5	Calculation of the Interest Rate of the Notes on the Interest Reset Determination Dates	8
2.6	Redemptions and Repurchases	8
2.7	Deferral Right	10
2.8	Form of Notes	10
2.9	Execution of Notes	10
2.10	Certification	11
2.11	Ranking and Subordination of the Notes	11

ARTICLE 3
PAYMENT OF PRINCIPAL		14
3.1	Payment of Principal	14
3.2	Location of Registers	14
3.3	Additional Amounts	14
3.4	Trustee, etc.	14

ARTICLE 4
EVENTS OF DEFAULT AND REMEDIES		14
4.1	General	14
4.2	Events of Default	14
4.3	Acceleration of Maturity; Rescission and Annulment	15
4.4	Limitation on Suits	15
4.5	Control by Holders	15
4.6	Waiver of Past Defaults for the Notes	16

ARTICLE 5
COVENANTS		16
5.1	Distribution Stopper Undertaking	16
5.2	Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance	17

ARTICLE 6
SUBORDINATED GUARANTEE		18
6.1	General	18
6.2	Guarantee	18
6.3	Continuing Guarantee	18
6.4	Release of Guarantors	19
6.5	Termination	19

ARTICLE 7
ENFORCEMENT OF THE GUARANTEE		19
7.1	Demand	19
7.2	Right to Immediate Payment or Performance	19
7.3	Trustee’s Statement	19

ARTICLE 8
PROTECTION OF TRUSTEE		20
8.1	Liability of Guarantors Absolute	20
8.2	Dealings by Trustee	20

ARTICLE 9
DEFAULT BY GUARANTOR		21
9.1	Judgement Against the Guarantor	21
9.2	Immunity of Shareholders, Directors and Officers	21
9.3	Recourse Limited to Assets of Guarantors	21

ARTICLE 10
REPRESENTATIONS AND WARRANTIES OF THE GUARANTORS		22
10.1	Representations and Warranties	22

ARTICLE 11
MISCELLANEOUS		22
11.1	Acceptance of Trust	22
11.2	No Waiver	22
11.3	No Amendment	23

11.4	Successors and Assigns	23
11.5	U.S. Securities Laws	23
11.6	Confirmation of Indenture	23
11.7	Counterparts	23
11.8	Governing Law	23

THIS FIFTH SUPPLEMENTAL INDENTURE dated as of the 12th day of December, 2024.

BETWEEN:

BROOKFIELD RENEWABLE PARTNERS ULC, an unlimited liability company formed under the laws of Alberta (the “Corporation”)

-and-

BROOKFIELD RENEWABLE PARTNERS L.P., an exempted limited partnership formed under the laws of Bermuda (the “Partnership”)

-and-

BROOKFIELD RENEWABLE ENERGY L.P., an exempted limited partnership formed under the laws of Bermuda (“BRELP”)

-and-

BROOKFIELD BRP HOLDINGS (CANADA) INC., a corporation incorporated under the laws of the Province of Ontario (“NA Holdco”)

-and-

BRP BERMUDA HOLDINGS I LIMITED, an exempted company incorporated and existing under the laws of Bermuda (“LATAM Holdco”)

-and-

BROOKFIELD BRP EUROPE HOLDINGS (BERMUDA) LIMITED, an exempted company incorporated and existing under the laws of Bermuda (“Euro Holdco”)

-and-

BEP SUBCO INC., a corporation incorporated under the laws of the Province of Ontario (“BEP Subco” and together with the Partnership, BRELP, NA Holdco, LATAM Holdco and Euro Holdco, the “Guarantors”)

-and-

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company organized under the laws of Canada (the “Trustee”)

WHEREAS the Corporation entered into an indenture (the “Indenture”) dated as of August 11, 2021 which provided for the issuance of one or more Series of unsecured notes of the Corporation by way of Supplemental Indentures;

AND WHEREAS this Fifth Supplemental Indenture is entered into by the Corporation and the Guarantors for the purpose of providing for the creation and issuance of a new Series of notes to be designated “5.450% Fixed-to-Fixed Reset Rate Subordinated Notes, due March 12, 2055” (herein called the “Notes”) pursuant to the Indenture and this Fifth Supplemental Indenture and establishing the terms, provisions and conditions of the Notes and the subordinated guarantees by the Guarantors;

AND WHEREAS this Fifth Supplemental Indenture is executed pursuant to all necessary authorizations and resolutions of the Corporation and the Guarantors;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and the Guarantors and not by the Trustee;

NOW THEREFORE THIS FIFTH SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	To Be Read With Indenture

This Fifth Supplemental Indenture is a Supplemental Indenture within the meaning of the Indenture. The Indenture and this Fifth Supplemental Indenture shall be read together and shall have effect so far as practicable as though all the provisions of both indentures were contained in one instrument.

1.2	Invalidity of Provisions

Each of the provisions contained in this Fifth Supplemental Indenture is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity, legality or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Fifth Supplemental Indenture invalid, illegal or unenforceable in any respect.

1.3	Headings

The inclusion of headings in this Fifth Supplemental Indenture is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4	Fifth Supplemental Indenture

The terms “this Fifth Supplemental Indenture”, “herein”, “hereof”, “hereby”, “hereunder”, and similar expressions, unless the context otherwise specifies or requires, refer to the Indenture as supplemented by this Fifth Supplemental Indenture and not to any particular Article, Section, subsection or clause or other portion thereof, and include every instrument supplemental or ancillary to this Fifth Supplemental Indenture.

1.5	Definitions

All terms which are defined in the Indenture and used but not defined in this Fifth Supplemental Indenture shall have the meanings ascribed to them in the Indenture, as such meanings may be amended by this Fifth Supplemental Indenture. In the event of any inconsistency between the terms in the Indenture and this Fifth Supplemental Indenture, the terms in this Fifth Supplemental Indenture shall prevail in respect of the Notes.

“BEP LP Units” means the non-voting limited partnership units of the Partnership, and any units of the Partnership ranking pari passu with or junior to the non-voting limited partnership units of the Partnership;

“BEP Preferred Units” means preferred limited partnership units of the Partnership, including the Class A Preferred Units, and any securities expressly ranking pari passu with the BEP Preferred Units;

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service for purposes of displaying Government of Canada bond yields);

“BRP Equity” Brookfield Renewable Power Preferred Equity Inc.;

“Calculation Agent” means the Corporation, an affiliate of the Corporation selected by the Corporation, or any other firm appointed by the Corporation, in each case, in the Corporation’s sole discretion, acting as a calculation agent in respect of the Notes;

“compound interest” has the meaning specified in Section 2.7 of this Fifth Supplemental Indenture;

“Corporation Senior Indebtedness” means all principal, interest, premium, fees and other amounts owing on, under or in respect of: (i) all indebtedness, liabilities and obligations of the Corporation, whether outstanding on the issue date of the Notes or thereafter created, incurred, assumed or guaranteed; and (ii) all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations; except that Corporation Senior Indebtedness will not include the Notes, all obligations of the Corporation in respect of any equity (including any preferred equity) that has been issued by the Corporation or any Guarantor, and any indebtedness, liabilities or obligations of the Corporation that, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, are stated to rank pari passu with or subordinate in right of payment to the Notes;

“DBRS” means DBRS Limited;

“Deferral Period” has the meaning specified in Section 2.7 of this Fifth Supplemental Indenture;

“Distribution Restricted Units” means the BEP LP Units and the BEP Preferred Units;

“Event of Default” has the meaning specified in Section 4.2 of this Fifth Supplemental Indenture (and not as defined in Section 5.1 of the Indenture);

“First Reset Date” means March 12, 2030;

“Five Year Government of Canada Yield” means, as at any Interest Reset Determination Date for a Interest Reset Period, the bid yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, “Five Year Government of Canada Yield” means the average of the yields determined by two registered Canadian investment dealers (each of which is a member of the Canadian Investment Regulatory Organization), selected by the Corporation, as being the yield to maturity (assuming semi-annual compounding) on such date at or about 10:00 a.m. (Toronto time) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years;

“Global Note” means a Note that evidences all or part of the Notes in the form set out in Schedule 1 of this Fifth Supplemental Indenture;

“Guaranteed Obligations” means the principal of, premium, if any, and interest on all Notes when and as the same shall become due and payable, whether at maturity, upon redemption, acceleration or otherwise, and all other obligations and liabilities owing by the Corporation to the Trustee under the Indenture and this Fifth Supplemental Indenture, whether present or future, absolute or contingent, liquidated or unliquidated, as principal or as surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of the Indenture and this Fifth Supplemental Indenture;

“Guarantor Senior Indebtedness” means, with respect to each Guarantor, all principal, interest, premium, fees and other amounts owing on, under or in respect of (i) all indebtedness, liabilities and obligations of such Guarantor, whether outstanding on the issue date of the Notes or thereafter created, incurred, assumed or guaranteed (including any such indebtedness, liabilities or obligations that are guaranteed by such Guarantor (as applicable)); and (ii) all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations; except that Guarantor Senior Indebtedness will not include (i) the guarantee by each Guarantor of the Notes; (ii) the obligations of NA Holdco as issuer of the NA Holdco Perpetual Notes; (iii) the guarantees by each Guarantor (other than NA Holdco) of the NA Holdco Perpetual Notes; (iv) the obligations of each Guarantor in respect of any equity (including any preferred equity) that has been issued by the Corporation, any Guarantor or BRP Equity; and (v) any other indebtedness, liabilities or obligations of each Guarantor that, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, are stated to rank pari passu with or subordinate in right of payment to the guarantee by each Guarantor of the Notes.

“Guarantors” means, collectively, the Partnership, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, and BEP Subco and each other Person that delivers a Guarantee in respect of the Notes; and “Guarantor” means any of them;

“Guarantors’ Counsel” means legal counsel retained by the Guarantors;

“Indenture” has the meaning specified in the recitals of this Fifth Supplemental Indenture;

“Interest Payment Date” means March 12 and September 12 of each year;

“Interest Period” has the meaning specified in Section 2.4.3 of this Fifth Supplemental Indenture;

“Interest Reset Date” means the First Reset Date and each date falling on the five-year anniversary of the preceding Interest Reset Date;

“Interest Reset Determination Date” means, in respect of any Interest Reset Period, the day falling two Business Days prior to the applicable Interest Reset Date;

“Interest Reset Period” means the period from and including the First Reset Date to, but excluding, the next succeeding Interest Reset Date, the Maturity Date, or Redemption Date, as the case may be, and thereafter each period from and including each Interest Reset Date to, but not including, the next succeeding Interest Reset Date, the Maturity Date, or Redemption Date, as the case may be;

“Maturity Date” means March 12, 2055, or any such other date on which the principal balance of such Note becomes due and payable as therein or herein provided;

“NA Holdco Perpetual Notes” means each of the 7.250% Perpetual Subordinated Notes, 4.875% Perpetual Subordinated Notes and 4.625% Perpetual Subordinated Notes, in each case, issued by NA Holdco;

“Notes” means the notes referred to in Article 2 of this Fifth Supplemental Indenture;

“Original Issue Date” means December 12, 2024;

“Parity Indebtedness” means (i) in respect of the Partnership, any class or series of the Partnership’s indebtedness currently outstanding or hereafter created which expressly ranks on a parity with the Partnership’s guarantee of the Notes and (ii) in respect of the Corporation, any class or series of the Corporation’s indebtedness currently outstanding or hereafter created which expressly ranks on a parity with the Notes as to distributions upon liquidation, dissolution or winding-up;

“Partnership” means Brookfield Renewable Partners L.P.;

“Predecessor” has the meaning specified in Section 5.2 of this Fifth Supplemental Indenture;

“Proceedings” means any receivership, insolvency, proposal, bankruptcy, compromise, arrangement, winding-up, dissolution or other similar judicial proceedings;

“Rating Agency” means any designated rating organization (as defined in National Instrument 44-101 – Short Form Prospectus Distributions) that publishes a rating for the Notes;

“Rating Event” means the occurrence of an event in which any Rating Agency following the initial rating of the Notes by such Rating Agency, amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (a) the shortening of the length of time the Notes are assigned a particular level of equity credit by that Rating Agency as compared to the length of time the Notes would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial rating of the Notes by such Rating Agency; or (b) the lowering of the equity credit (including up to a lesser amount) assigned to the Notes by that Rating Agency compared to the equity credit assigned by that Rating Agency or its predecessor on the initial rating of the Notes by such Rating Agency;

“Regular Record Date” means March 1 and September 1 (whether or not a Business Day) in respect of the interest payable semi-annually in arrears on March 12 and September 12, respectively;

“Relevant Taxing Jurisdiction” means the government of Canada, Bermuda or of any province, territory, or jurisdiction thereof or therein or by any authority or agency therein or thereof having power to tax;

“Successor” has the meaning specified in Section 5.2 of this Fifth Supplemental Indenture;

“Successor Transaction” has the meaning specified in Section 5.2 of this Fifth Supplemental Indenture;

“Tax” means any tax, duty, levy, import, assessment or other governmental charge;

“Tax Event” means the Corporation or any Guarantor (as applicable) has received an opinion of counsel of nationally recognized standing experienced in such matters to the effect that, as a result of (i) any amendment or change to the laws (or any regulations or rulings thereunder) of a Relevant Taxing Jurisdiction or any applicable tax treaty or (ii) any change in the application, administration or interpretation of such laws, regulations, rulings or treaties (including any judicial decision rendered by a court of competent jurisdiction with respect to such laws, regulations, rulings or treaties), in each case of (i) and (ii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, which amendment or change is effective on or after the issue date of the Notes (or if the Relevant Taxing Jurisdiction has changed since the issue date of the Notes, the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction) (including, for the avoidance of doubt, any such amendment or change made on or after the issue date of the Notes (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable) that has retroactive effect to a date prior to the issue date of the Notes (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable)), the Corporation or any Guarantor (as applicable) is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes, as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority (excluding as a result of any limitation on the deductibility of interest on the Notes as a result of any EBITDA, tax EBITDA, or other similar earnings or income-based limit on interest deductibility);

“Trustee” means Computershare Trust Company of Canada;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“United States” has the meaning attributed to such term in Regulation S under the U.S. Securities Act.

ARTICLE 2

ISSUE OF THE NOTES

2.1	Designation

The Notes authorized to be issued hereunder shall be designated “5.450% Fixed-to-Fixed Reset Rate Subordinated Notes, due March 12, 2055” and are herein sometimes called the “Notes”. The Notes shall be issued and payable in Canadian dollars.

2.2	Limit of Aggregate Principal Amount

The aggregate principal amount of Notes that may be authenticated and delivered pursuant to this Fifth Supplemental Indenture (except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of, other Notes pursuant to the Indenture) shall initially be limited to C$200,000,000, all of which will be issued hereunder on the Original Issue Date. The Corporation may from time to time, without the consent of the Holders of the Notes but with the consent of all of the Guarantors, create and issue additional notes having the same terms and conditions in all respects as the Notes being offered hereby except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

2.3	Maturity Date

The principal of the Notes and the accrued and unpaid interest thereon shall be payable on March 12, 2055, the Maturity Date of the Notes.

2.4	Denominations; Interest

2.4.1 Record Date. The Regular Record Date for determining Holders entitled to receive interest on the Notes shall be: (i) for each Interest Payment Date occurring on March 12 in any given calendar year, March 1 of such calendar year, and (ii) for each Interest Payment Date occurring on September 12 of any given calendar year, September 1 of such calendar year, in each case, whether or not such day is a Business Day, provided that interest payable at maturity or on a Redemption Date will be paid to the person to whom principal is payable.

2.4.2 Payment of Interest.

2.4.2.1 Subject to the Corporation’s right to defer interest payments as described in Section 2.7, interest on the Notes will be payable semi-annually in arrears on March 12 and September 12 of each year, commencing on March 12, 2025. The aggregate interest payment to be paid on the initial Interest Payment Date of March 12, 2025 will be in the amount of C$2,687,671.23, such payment equal to C$13.438356150 per C$1,000 of principal amount of the Notes outstanding.

2.4.2.2 Section 3.12 of the Indenture will not apply to the Notes. Interest for each Interest Period from the Original Issue Date will be calculated on the basis of the actual number of days elapsed and a 365-day year. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, whenever the interest rate on the Notes is to be calculated on the basis of a period of less than a calendar year, the yearly interest rate equivalent for such interest rate will be calculated on the basis of a 365 day year and the actual number of days in the relevant period.

2.4.2.3 Prior to an Interest Payment Date, the Corporation will forward or cause to be forwarded to the Trustee (and the Trustee shall subsequently forward to each Holder at the registered address of such Holder as of the Regular Record Date) the interest, less any Taxes required by law to be deducted or withheld. If the Corporation forwards payment to the Trustee by cheque, the Corporation shall deliver to the Trustee certified cheque(s) payable to the order of the Trustee on the day that is three Business Days before such Interest Payment Date, and the Trustee will only forward such amounts to the Holders upon receipt of the full amount of interest being paid in immediately available funds. The forwarding of such cheque(s) will satisfy and discharge the liability for interest on such Note to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld as aforesaid) unless such cheque(s) are not paid on presentation. The Corporation, at its option, may cause any amount payable in respect of principal or interest to be paid to the Trustee by wire transfer(s) to an account specified by the Trustee on the day that is one Business Day before such Interest Payment Date.

2.4.3 The Notes will be issued in initial denominations of C$1,000 and subsequent multiples of C$1,000, shall be dated as of the date of their issue and shall bear interest (i) from and including the Original Issue Date to but excluding the First Reset Date at an annual rate of 5.450% and thereafter (ii) from and including each Interest Reset Date with respect to each Interest Reset Period to but excluding the next succeeding Interest Reset Date, the Maturity Date or Redemption Date, as the case may be (each such period, an “Interest Period”) , at an annual rate equal to the Five-Year Government of Canada Yield as of the most recent Interest Reset Determination Date, plus a spread of 2.499%, to be reset on each Interest Reset Date.

2.4.4 Interest in respect of the Notes shall accrue from and including the Original Issue Date or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

2.5	Calculation of the Interest Rate of the Notes on the Interest Reset Determination Dates

Unless all of the outstanding Notes have been redeemed as of the First Reset Date, the Corporation shall appoint a Calculation Agent with respect to the Notes prior to the Interest Reset Determination Date preceding the First Reset Date. The Corporation or any of its affiliates may assume the duties of the Calculation Agent. The applicable interest rate for each Interest Reset Period will be determined by the Calculation Agent as of the applicable Interest Reset Determination Date in accordance with Section 2.4. If the Corporation or one of its affiliates is not the Calculation Agent, the Calculation Agent will notify the Corporation of the interest rate for the relevant Interest Reset Period promptly upon such determination. The Corporation will notify the Trustee of such interest rate, promptly upon making or being notified of such determination. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Reset Period beginning on or after the First Reset Date, in each case, as determined in accordance with Section 2.4, will be conclusive and binding absent manifest error, will be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the Indenture, will become effective without consent from any other person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Partnership’s principal offices and shall be made available to any Holder of the Notes upon request.

2.6	Redemptions and Repurchases

2.6.1 Redemption of Notes at the Option of the Corporation. Subject to Article 10 of the Indenture as revised in Sections 2.6.4 and 2.6.5 below with respect to the Notes, the Corporation may at its option, on giving not more than 60 days nor less than 10 days’ notice to the Holders of the Notes (which notice may, at the Corporation’s discretion, be subject to satisfaction of one or more conditions precedent, which will be set forth in the notice of redemption, in which case the Redemption Date may be delayed until such time as any or all such conditions precedent shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions precedent shall not have been satisfied or waived by the Redemption Date, or by the Redemption Date as so delayed, or such notice may be rescinded at any time if in the good faith judgement of the Corporation any or all of such conditions will not be satisfied or waived), redeem the Notes, in whole or in part from time to time, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any Interest Payment Date, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest (including deferred, as applicable) on the principal amount of the Notes to be redeemed to, but excluding, the date fixed for redemption.

2.6.2 Early Redemption upon a Tax Event. Subject to Article 10 of the Indenture as revised in Sections 2.6.4 and 2.6.5 below with respect to the Notes, at any time on or within 90 days following the occurrence of a Tax Event, subject to applicable laws, the Corporation may, at its option, on giving not more than 60 days nor less than 10 days’ notice to the Holders of the Notes in accordance with Section 2.6.4 (which notice may, at the Corporation’s discretion, be subject to satisfaction of one or more conditions precedent, which will be set forth in the notice of redemption, in which case the Redemption Date may be delayed until such time as any or all such conditions precedent shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions precedent shall not have been satisfied or waived by the Redemption Date, or by the Redemption Date as so delayed, or such notice may be rescinded at any time if in the good faith judgement of the Corporation any or all of such conditions will not be satisfied or waived), redeem the Notes (in whole but not in part) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred, as applicable) to, but excluding, the date fixed for redemption.

2.6.3 Early Redemption upon a Rating Event. Subject to Article 10 of the Indenture as revised in Sections 2.6.4 and 2.6.5 below with respect to the Notes, at any time on or within 90 days following the occurrence of a Rating Event, the Corporation may, at its option, on giving not more than 60 days nor less than 10 days’ notice to the Holders of the Notes (which notice may, at the Corporation’s discretion, be subject to satisfaction of one or more conditions precedent, which will be set forth in the notice of redemption, in which case the Redemption Date may be delayed until such time as any or all such conditions precedent shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions precedent shall not have been satisfied or waived by the Redemption Date, or by the Redemption Date as so delayed, or such notice may be rescinded at any time if in the good faith judgement of the Corporation any or all of such conditions will not be satisfied or waived), redeem the Notes (in whole but not in part) at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred, as applicable) to, but excluding, the date fixed for redemption.

2.6.4 Notice to Holders. The 30-day minimum notice requirement in Section 10.4(1) of the Indenture shall not apply to the Notes. In the case of any redemption pursuant to this Section 2.6, any notice to Holders will instead be delivered at least 10 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed. All notices of redemption shall state the information required by Section 10.4(2) of the Indenture and may, at the Corporation’s discretion, be subject to satisfaction of one or more conditions precedent set forth in the applicable notice of redemption, in which case the Redemption Date may be delayed until such time as any or all such conditions precedent shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions precedent shall not have been satisfied or waived by the Redemption Date, or by the Redemption Date as so delayed, or such notice may be rescinded at any time if in the good faith judgement of the Corporation any or all of such conditions will not be satisfied or waived. On and after any Redemption Date, interest will cease to accrue on the Notes or any portion thereof called for redemption. One Business Day before any Redemption Date, the Corporation shall deposit with the Trustee money sufficient to pay the Redemption Price of the Notes to be redeemed on such date. If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee at the Corporation’s direction by such method as the Corporation and the Trustee shall designate. Any notice of redemption shall be irrevocable, subject to the satisfaction of any conditions precedent contained in such notice. Notes that are redeemed shall be cancelled and shall not be reissued.

2.6.5 Notice to Trustee. Section 10.2 of the Indenture shall not apply to the Notes. In the case of any redemption of the Notes pursuant to this Section 2.6, the Corporation shall, not more than 60 days and not less than 10 days prior to the Redemption Date fixed by the Corporation (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Notes to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Notes to be redeemed pursuant to Section 10.3 of the Indenture. In the case of any redemption of Notes prior to the expiration of any restriction on such redemption provided in the terms of such Notes or elsewhere in the Indenture, the Corporation shall furnish the Trustee with an Officer’s Certificate evidencing compliance with such restriction.

2.7	Deferral Right

So long as no Event of Default (as defined in Section 4.2 herein) has occurred and is continuing, the Corporation may elect, at its sole option, on any date other than an Interest Payment Date (but subject to the notice requirements specified below), to defer the interest payable on the Notes on one or more occasions, for up to five consecutive years (a “Deferral Period”). During any Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period). In addition, during any Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period), compounded semi-annually, to the extent permitted by applicable law. There is no limit on the number of Deferral Periods that may occur. Any such deferral will not constitute an Event of Default or any other breach under the Indenture and the Notes. Deferred interest will accrue until paid (including, to the extent permitted by law, any compound interest). A Deferral Period terminates on any Interest Payment Date on which the Corporation pays all accrued and unpaid interest (including, to the extent permitted by law, any compound interest). No Deferral Period may extend beyond the Maturity Date or any date fixed for redemption, as applicable.

The Corporation will give the Holders of the Notes written notice of its election to commence or continue a Deferral Period at least 10 days and not more than 60 days before the next Interest Payment Date.

2.8	Form of Notes

The Notes and the certificate of the Trustee endorsed thereon shall each be issuable initially as one or more Global Notes held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee. Each Global Note will be substantially in the form set out in Schedule 1 hereto with such appropriate additions, deletions, substitutions and variations as the Trustee may approve and shall bear such distinguishing letters and numbers as the Trustee may approve, with such approval in each case to be conclusively deemed to have been given by the Trustee certifying such Notes.

2.9	Execution of Notes

Each of the Notes shall be signed (either manually, by facsimile or other electronic signature) by any one of the Corporation’s Board members or officers, as the case may be. A signature upon any of the Notes shall for all purposes of this Fifth Supplemental Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time of such signature and notwithstanding that any individual whose signature may appear on the Notes is not, at the date of this Fifth Supplemental Indenture or at the date of the Note or at the date of the certification and delivery thereof, a Board member or officer, as the case may be, of the Corporation, such Notes shall be valid and binding upon the Corporation and entitled to the benefits of this Fifth Supplemental Indenture.

2.10	Certification

2.10.1 No Notes shall be issued or, if issued, shall be obligatory or shall entitle the Holder of such Notes to the benefits of this Fifth Supplemental Indenture until it has been certified by or on behalf of the Trustee. Such certificate on any Note shall be conclusive evidence that such Note is duly issued and is a valid obligation of the Corporation and that the Holder of such Note is entitled to the benefits of this Fifth Supplemental Indenture.

2.10.2 The certificate of the Trustee on any Note shall not be construed as a representation or warranty by the Trustee as to the validity of this Fifth Supplemental Indenture or of the Notes (except the due certification thereof by the Trustee and any other warranties implied by law) and the Trustee shall in no respect be liable or answerable for the use made of the Notes or the proceeds thereof.

2.11	Ranking and Subordination of the Notes

2.11.1 Notes Subordinate. The Corporation covenants and agrees, and each Holder of Notes, by the acceptance thereof, covenants and agrees, that the Notes will be direct unsecured subordinated obligations of the Corporation and are hereby subordinated in right of payment to all present and future Corporation Senior Indebtedness. The payment of all principal, premium (if any) and interest on the Notes shall rank senior to all obligations of the Corporation in respect of its own equity and in respect of equity (including preferred equity) that has been issued by any Guarantor (including pursuant to any guarantee by the Corporation of the existing equity obligations of any such Person). Each Guarantor shall unconditionally, on a subordinated and joint and several basis, guarantee the due payment of all Guaranteed Obligations in accordance with Section 6.2.

Notwithstanding the foregoing and notwithstanding Section 6.2, in the event that any payment or distribution of any character, whether in cash, securities, or other property, shall be received by the Trustee or any Holder in contravention of the subordination provisions set out in this Fifth Supplemental Indenture, such payment or distribution shall be received in trust for the benefit of, and shall be paid over or delivered and transferred to, the holders of the Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, remaining unpaid to the extent necessary to pay all such Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, in full. In the event of the failure of the Trustee or any Holder to endorse or assign any such payment, distribution, or any security or property related thereto, each holder of Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, is irrevocably authorized to endorse or assign the same.

The provisions of this Section 2.11.1 shall not impair any rights, interests, remedies, or powers of any holder of any Corporation Senior Indebtedness or any Guarantor Senior Indebtedness.

2.11.2 No Payment When Corporation Senior Indebtedness or Guarantor Senior Indebtedness in Default. In the event and during the continuation of any default in the payment of any Corporation Senior Indebtedness or any Guarantor Senior Indebtedness, as applicable, that is due and payable, or in the event that any event of default with respect to any Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, shall have occurred and be continuing permitting the holders of such Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable (or the trustee on behalf of the holders of such Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable) to declare such Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, due and payable prior to the date on which it would otherwise have become due and payable, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist and any such declaration and its consequences shall have been rescinded or annulled, then no payment shall be made by the Corporation or the applicable Guarantors on account of the principal of, premium (if any), interest or any other amounts on the Notes or on account of the purchase or other acquisition of the Notes.

In the event that, notwithstanding the foregoing, the Corporation or a Guarantor shall make any payment to the Trustee or Holder of any Note that is prohibited by this Section 2.11.2, and if such fact shall, at or prior to the time of such payment, have been made known to the Trustee, by a written notice delivered to a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, by a holder of Corporation Senior Indebtedness or Guarantor Senior Indebtedness, the Corporation, a Guarantor or a Holder, as applicable, then and in such event such payment shall be paid over and delivered to the Corporation or such Guarantor, as applicable.

2.11.3 Payment Permitted if No Default. Nothing contained in this Section 2.11 (except in Section 2.11.4) or elsewhere in this Fifth Supplemental Indenture, or in any of the Notes, shall prevent the application by the Trustee or any Paying Agent of any moneys deposited with it under the Indenture to payments of the principal of, premium (if any), interest or any other amounts on the Notes if, at the time of such deposit, a Responsible Officer of the Trustee had not received at the Corporate Trust Office of the Trustee the Officers’ Certificate or written notice provided for in Section 2.11.2 of any event prohibiting the making of such payment or if, at the time of such deposit (whether or not in trust) by the Corporation with the Trustee, such payment would not have been prohibited by the provisions of this Section 2.11, and the Trustee shall not be affected by any notice to the contrary received by it on or after such date.

2.11.4 Trustee Not Charged with Knowledge of Prohibition. Anything in this Section 2.11 or elsewhere contained in the Indenture to the contrary notwithstanding, the Trustee shall not at any time be charged with knowledge of the existence of any facts which would prohibit the making of any payment of moneys to or by the Trustee, and shall be entitled conclusively to assume that no such facts exist and that no event specified in Section 2.11.2 has happened, unless and until a Responsible Officer of the Trustee shall have received at the Corporate Trust Office of the Trustee (i) an Officers’ Certificate to that effect or (ii) notice in writing to that effect signed by or on behalf of the holder or holders, or their representatives, of Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, who shall have been certified by the Corporation or such Guarantor, as possible, or otherwise established to the reasonable satisfaction of the Trustee to be such holder or holders or representatives or from any trustee under any indenture pursuant to which such Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, shall be outstanding; and before the receipt of any such Officers’ Certificate or written notice, the Trustee shall be entitled in all respects to assume that no such facts exist; provided, however, that if the Trustee shall not have received the Officers’ Certificate or the written notice provided for in this Section 2.11.4 at least three (3) Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of or interest on any Security) then, anything herein contained to the contrary notwithstanding, the Trustee shall have all power and authority to receive such money and to apply the same to the purpose for which such money were received and shall not be affected by any notice to the contrary which may be received by it during or after such three (3) Business Day period.

The Corporation shall give prompt written notice to the Trustee and to the Paying Agent of any facts which would prohibit the payment of money or assets to or by the Trustee or any Paying Agent.

2.11.5 Trustee to Effectuate Subordination. Each Holder of Notes by such Holder’s acceptance thereof authorizes and directs the Trustee on such Holder’s behalf to take such action as may be necessary or appropriate to effectuate the subordination as between such Holder and holders of Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, as provided in this Section 2.11 and appoints the Trustee its attorney-in-fact for any and all such purposes.

2.11.6 Rights of Trustee as Holder of Corporation Senior Indebtedness. The Trustee shall be entitled to all the rights set forth in this Section 2.11 with respect to any Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, which may at the time be held by it, to the same extent as any other holder of Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable. Nothing in this Section 2.11 shall deprive the Trustee of any rights as such holders.

2.11.7 Article Applicable to Paying Agents. In case at any time any Paying Agent other than the Trustee shall have been appointed by the Corporation and be then acting under this Indenture, the term “Trustee” as used in this Section 2.11 shall in such case (unless the context shall otherwise require) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if the Paying Agent were named in this Section 2.11 in addition to or in place of the Trustee, provided, however, that Sections 2.11.4 and 2.11.5 shall not apply to the Corporation or any Affiliate of the Corporation if the Corporation or such Affiliate acts as Paying Agent.

2.11.8 Subordination Rights Not Impaired by Acts or Omissions of the Corporation or Holders of Corporation Senior Indebtedness or Guarantor Senior Indebtedness. No right of any present or future holders of any Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, to enforce the subordination that is provided for in this Fifth Supplemental Indenture shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or any Guarantor, or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Corporation or any Guarantor with the terms, provisions, and covenants of the Indenture, regardless of any knowledge which any such holder may have or be otherwise charged with. The holders of Corporation Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, may, at any time or from time to time and in their absolute discretion, change the manner, place, or terms of payment, change or extend the time of payment of, or renew or alter, any Corporation Senior Indebtedness or Guarantor Senior Indebtedness, or amend or supplement any instrument pursuant to which any Corporation Senior Indebtedness or Guarantor Senior Indebtedness is issued or by which it may be secured, or release any security, or exercise or refrain from exercising any other of their rights under any Corporation Senior Indebtedness or Guarantor Senior Indebtedness, including, without limitation, the waiver of default, all without notice to or assent from the Holders of the Notes or the Trustee and without affecting the obligations of the Corporation, any Guarantor, the Trustee, or the Holders of the Notes under this Section 2.11.

2.11.9 Trustee’s Rights to Compensation, Reimbursement of Expenses and Indemnification. Nothing in this Section 2.11 shall apply to claims of, or payments to, the Trustee under or pursuant to Sections 5.7 or 6.6 of the Indenture.

2.11.10 Modification of Subordination Provisions. Anything in this Section 2.11 or elsewhere contained in the Indenture to the contrary notwithstanding, no modification or amendment and no supplemental indenture shall modify the subordination provisions of this Section 2.11 in a manner that would adversely affect the holders of Corporation Senior Indebtedness or Guarantor Senior Indebtedness.

ARTICLE 3

PAYMENT OF PRINCIPAL

3.1	Payment of Principal

In accordance with Article 4 of the Indenture, the Corporation will deposit with the Trustee all amounts required to be paid to the order of Holders on the Maturity Date, one Business Day before the Maturity Date of the Notes. The deposit of such funds will satisfy and discharge the liability for principal of the Notes to the extent of the sum represented thereby.

3.2	Location of Registers

With respect to the Notes, initially the registers referred to in Section 3.5 of the Indenture shall be kept by and at the principal office of the Trustee in Toronto, Ontario and may be kept in such other place or places, if any, by the Trustee or by such other registrar or registrars (if any) as the Corporation, with the approval of the Trustee, may designate.

3.3	Additional Amounts

The Corporation will not be required to pay any additional amounts on the Notes in respect of any tax, assessment or government charge withheld or deducted.

3.4	Trustee, etc.

The Trustee will be the indenture trustee, authenticating agent, Paying Agent, transfer agent and registrar for the Notes.

ARTICLE 4

EVENTS OF DEFAULT AND REMEDIES

4.1	General

Sections 5.1, 5.3(1), 5.8, 5.13 and 5.14 of the Indenture shall not apply to the Notes. Such Sections of the Indenture, for purposes of the Notes, are hereby replaced with Sections 4.2, 4.3, 4.4, 4.5 and 4.6 of this Fifth Supplemental Indenture, as set forth below. In addition, the Notes shall be disregarded and shall be excluded from the rights of holders of Notes (as defined in the Indenture) in (i) Sections 5.3(1), 5.8 or 5.14 of the Indenture in connection with any Event of Default (as defined in the Indenture) in clause (f) or (g) of Section 5.1 of the Indenture, or (ii) Section 5.13 of the Indenture.

4.2	Events of Default

Solely with respect to the Notes (and not with respect to any other Securities issued or outstanding under the Indenture), for so long as any of the Notes remain outstanding, “Event of Default” for purposes of the Indenture shall be defined as any one of the following events:

(a)	default in the payment of the principal of or any premium, if any, when due and payable on the Notes; or

(b)

default in the payment of any interest when due and payable on the Notes, and continuance of such default for a period of 30 days (subject to the Corporation’s right, at its sole option, to defer interest payments as provided in Section 2.7 of this Fifth Supplemental Indenture).

4.3	Acceleration of Maturity; Rescission and Annulment

If an Event of Default with respect to the Notes occurs and is continuing, the Corporation shall be deemed to be in default under the Indenture and the Notes and the Trustee shall, upon the request of Holders of not less than 25% of the principal amount of the Notes then outstanding, demand payment of the principal amount of the Notes. Such payment shall immediately become due and payable by notice in writing to the Corporation and the Trustee.

4.4	Limitation on Suits

No Holder of any Note shall have any right to institute any proceeding, judicial or otherwise, with respect to this Fifth Supplemental Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a)	an Event of Default shall have occurred and be continuing and such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Notes;

(b)

the Holders of not less than 25% in principal amount of the Outstanding Notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in the Trustee’s own name as Trustee hereunder;

(c)	such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(d)	the Trustee for 60 days after the Trustee’s receipt of such notice, request and offer of indemnity, has failed to institute any such proceeding; and

(e)	no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority or more in principal amount of the Outstanding Notes;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Notes or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Notes.

4.5	Control by Holders

With respect to the Notes, the Holders of not less than a majority in principal amount of the Outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, relating to or arising under Section 4.2 of this Fifth Supplemental Indenture, provided that in each case:

(a)	such direction shall not be in conflict with any rule of law or with the Indenture or this Fifth Supplemental Indenture;

(b)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

(c)	the Trustee need not take any action which might involve the Trustee in personal liability or be unjustly prejudicial to the Holders of Notes not taking part in such direction.

4.6	Waiver of Past Defaults for the Notes

4.6.1 Subject to Section 4.3 of this Fifth Supplemental Indenture, the Holders of not less than a majority in principal amount of the Outstanding Notes may on behalf of the Holders of all the Notes waive any past default described in Section 4.2, and its consequences, except:

(a)	a waiver that has the effect of forgiving any payment of the principal of (or premium, if any) or interest, if any, on any Note; or

(b)	a default in respect of a covenant or provision hereof which under Article 8 of the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Note.

4.6.2 Upon any such waiver, any such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of the Indenture and this Fifth Supplemental Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

ARTICLE 5

COVENANTS

5.1	Distribution Stopper Undertaking

5.1.1 Unless the Corporation has paid all interest that has been deferred or is then payable on the Notes, the Partnership will not:

(a)

declare any distributions on the Distribution Restricted Units or pay any interest on any Parity Indebtedness of the Partnership (other than distributions in the form of units or stock on the Distribution Restricted Units);

(b)

redeem, purchase or otherwise retire Distribution Restricted Units or Parity Indebtedness of the Partnership (except (a) out of the net cash proceeds of a substantially concurrent issue of Distribution Restricted Units or Parity Indebtedness, as applicable; or (b) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Distribution Restricted Units); or

(c)

make any payment to holders of any of the Distribution Restricted Units or any Parity Indebtedness in respect of distributions not declared or paid on such Distribution Restricted Units or interest not paid on such Parity Indebtedness, respectively (the “Distribution Stopper Undertaking”);

provided that the foregoing clauses (a) and (c) shall not apply in respect of any pro rata payment on any Parity Indebtedness which is made with a pro rata payment of any accrued and payable interest with respect to the Notes.

5.1.2 Unless the Corporation has paid all interest that has been deferred or is then payable on the Notes, the Corporation will not:

(a)	declare any distributions on any common shares, preferred shares or pay any interest on any Parity Indebtedness of the Corporation;

(b)

redeem, purchase or otherwise retire any common shares, preferred shares or Parity Indebtedness of the Corporation (except (a) out of the net cash proceeds of a substantially concurrent issue of common shares, preferred shares or Parity Indebtedness, as applicable; or (b) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any common or preferred shares of the Corporation); or

(c)	make any payment to holders of any Parity Indebtedness in respect of interest not paid on such Parity Indebtedness;

provided that the foregoing does not restrict the Corporation from (i) issuing any common or preferred shares in connection with any such distribution, redemption, purchase or retirement; (ii) making any such distributions, redemptions, purchases or retirements of equity securities of the Corporation that are owned by the Partnership or any subsidiary of the Partnership; or (iii) paying any indebtedness or other obligations that are owing to the Partnership or any subsidiary of the Partnership; provided, further, that the foregoing clauses (a) and (c) shall not apply in respect of any pro rata payment on any Parity Indebtedness which is made with a pro rata payment of any accrued and payable interest with respect to the Notes.

5.2 Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance

Sections 7.1 of the Indenture shall not apply to the Notes and shall be replaced with this Section 5.2 of this Fifth Supplemental Indenture. Neither the Corporation nor the Partnership (herein a “Predecessor”) shall enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a “Successor”), whether by way of conveyance, transfer, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (herein a “Successor Transaction”), unless:

(a)	in the case of the Corporation, the Successor shall be a Person organized and existing under the laws of Canada or any province or territory of Canada;

(b)

the Successor shall expressly assume, by a Supplemental Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, the Predecessor’s obligations under the Indenture in respect of the Notes and the performance of every covenant of the Indenture on the part of the Predecessor to be performed or observed, and in the case of the Partnership, its subordinated guarantee of the Notes;

(c)

immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

(d)

the Predecessor or such Successor shall have delivered to the Trustee an Opinion of Counsel (for which the provider of such Opinion of Counsel may rely on an Officer’s Certificate for factual matters), to the effect that such Successor Transaction and such Supplemental Indenture comply with this Article and that all conditions precedent herein provided for relating to such Successor Transaction have been complied with, provided, however, that the provisions of this Section 5.2 shall not be applicable to any transaction between or among any one or more of the Corporation, any Guarantor and/or any Subsidiary of any of them, provided that the Corporation continues to exist.

ARTICLE 6

SUBORDINATED GUARANTEE

6.1	General

The guarantee made as of August 11, 2021, between the Guarantors, the Trustee and the Corporation in connection with future issuances of series of notes under the Indenture will not apply to the Notes. The Notes will be guaranteed by the Guarantors solely pursuant to the terms of Article 6 to Article 9 of this Fifth Supplemental Indenture.

6.2	Guarantee

Each Guarantor unconditionally, jointly and severally with each other Guarantor guarantees, on a subordinated and joint and several basis, the due payment of all Guaranteed Obligations. The Guaranteed Obligations of each Guarantor under such guarantee are hereby subordinated in right of payment to all present and future Guarantor Senior Indebtedness. The foregoing guarantee of the Notes by NA Holdco will rank pari passu to the obligations of NA Holdco under the NA Holdco Perpetual Notes, and the foregoing guarantees of the Notes by each Guarantor (other than NA Holdco) will rank pari passu with their respective guarantees of the NA Holdco Perpetual Notes. The Guaranteed Obligations of each Guarantor shall rank senior to all obligations of such Guarantor in respect of its own equity and in respect of equity (including preferred equity) that has been issued by the Corporation, any other Guarantor or BRP Equity (including pursuant to any guarantee by such Guarantor of the existing equity obligations of any such Person), but are hereby subordinated in right of payment to all present and future Guarantor Senior Indebtedness.

Each Guarantor agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of the Notes, this Fifth Supplemental Indenture or the Indenture or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor (except as expressly set forth in the Indenture and Fifth Supplemental Indenture).

6.3	Continuing Guarantee

Each Guarantor’s guarantee herein shall be a continuing guarantee of the payment of all the Guaranteed Obligations and shall apply to and secure any ultimate balance thereof due or remaining unpaid. Each Guarantor’s guarantee herein shall not be considered as wholly or partially satisfied by the intermediate payment or satisfaction at any time of all or any part of the Guaranteed Obligations.

6.4	Release of Guarantors

The guarantee of a Guarantor (other than the Partnership) pursuant to Article 6 of this Fifth Supplemental Indenture will be released with respect to the Notes and all Guaranteed Obligations related thereto without any further action being required on the part of the Trustee, any Guarantor, any Holder or any other Person:

(a)

upon the sale or other disposition (including by way of consolidation, merger, dissolution or otherwise) of (i) the Voting Stock of such Guarantor such that it is no longer a Subsidiary of the Partnership, or (ii) all or substantially all of the assets of such Guarantor; or

(b)

if the Corporation exercises its defeasance option or its covenant defeasance option with respect to the Notes in accordance with Article 13 of the Indenture or if the Corporation’s obligations with respect to the Notes are discharged in accordance with the terms of Article 4 of the Indenture.

The Guarantor shall notify the Trustee in writing of the occurrence of any of the events under this Section 6.4.

6.5	Termination

For greater certainty, this Guarantee shall terminate and be of no further force and effect at the earlier of the date that: (i) the Guaranteed Obligations have been indefeasibly paid or performed in full or (ii) all of the Notes have been purchased by an Affiliate of the Corporation in accordance with the Indenture.

ARTICLE 7

ENFORCEMENT OF THE GUARANTEE

7.1	Demand

Upon the occurrence of an Event of Default, the Trustee shall, in accordance with Section 4.3 of this Fifth Supplemental Indenture and otherwise in accordance with the Indenture, demand forthwith payment to the Trustee all Guaranteed Obligations for which such demand was made. Each Guarantor shall be jointly and severally liable for all obligations of the Guarantors hereunder.

7.2	Right to Immediate Payment or Performance

The Trustee shall not be bound to make any demand on or to seek or exhaust its recourse against the Corporation or any other Person before being entitled to demand payment from the Guarantors or any one of them and enforce its rights under this Fifth Supplemental Indenture. Each Guarantor hereby renounces all benefits of discussion and division.

7.3	Trustee’s Statement

The statement in writing of the Trustee as to the amount payable by the Guarantors hereunder shall be binding upon the Guarantors and conclusive against them in the absence of manifest error.

ARTICLE 8

PROTECTION OF TRUSTEE

8.1	Liability of Guarantors Absolute

Subject to Sections 5.2 and 6.4 of this Fifth Supplemental Indenture, The liability of the Guarantors hereunder shall be absolute and unconditional and shall not be discharged, diminished or in any way affected by:

(a)	any sale, transfer or assignment by any Holder of any Notes or any right, title, benefit or interest of a Holder therein or thereto;

(b)

any amalgamation, merger, consolidation or reorganization of the Corporation, a Guarantor or the Trustee, or any continuation of the Corporation, a Guarantor or the Trustee from the statute under which it now or hereafter exists to another statute, whether under the laws of the same jurisdiction or another jurisdiction;

(c)

any change in the name, business, objects, capital structure, ownership, constating documents, by-laws or resolutions of the Corporation, a Guarantor or the Trustee, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Corporation, a Guarantor or the Trustee becomes the property of any other Person;

(d)

any Proceedings of or affecting the Corporation, a Guarantor, the Trustee or any other Person, and any court order made or action taken by the Corporation, a Guarantor, the Trustee or any other Person under or in connection with any Proceeding, whether or not the Proceeding or order or action results in any of the matters described in Section 8.2 occurring with or without the consent of the Trustee;

(e)

any failure, omission, delay or lack of diligence on the part of the Trustee or any Holder to enforce, assert or exercise any right, privilege, power or remedy conferred on such Person by the Indenture or pursuant to the terms of any Notes;

(f)	any defence, counterclaim or right of set-off available to the Corporation or any Guarantor; and

(g)

any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, a Guarantor, the Corporation or any other Person in respect of the Guaranteed Obligations or the liability of a Guarantor hereunder.

8.2 Dealings by Trustee

The Trustee on behalf of the Holders shall, when directed by the Holders, in each case in accordance with the Indenture, without discharging, diminishing or in any way affecting the liability of the Guarantors hereunder:

(a)	enforce or take action under or abstain from enforcing or taking action under the Indenture, this Fifth Supplemental Indenture or any other agreement;

(b)

renew all or any part of any Guaranteed Obligations or grant extensions of time or any other indulgences to the Corporation or to any other guarantor or other Person liable directly or as surety for all or any part of any Guaranteed Obligations;

(c)

accept or make any compromises or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Corporation or any other guarantor or other Person liable directly or as surety for all or any part of any Guaranteed Obligations;

(d)

apply all money at any time received from the Corporation in respect of the Guaranteed Obligations upon such part of the Guaranteed Obligations as the Trustee may see fit or change any such application in whole or in part from time to time as each of them may see fit;

(e)	in whole or in part prove or abstain from proving a claim of the Trustee in any Proceedings of or affecting the Corporation or any other Person; and

(f)	agree with the Corporation, any other guarantor or any other Person to do anything described in Sections 8.2(a) to 8.2(e),

whether or not any of the matters described above occur alone or in connection with one or more other such matters.

ARTICLE 9

DEFAULT BY GUARANTOR

9.1	Judgement Against the Guarantor

In case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against a Guarantor in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may remain due in respect of the Notes and the interest thereon.

9.2	Immunity of Shareholders, Directors and Officers

The Trustee and the Holders by their acceptance of the benefits conferred hereunder hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer or partner of a Guarantor or the general partner of a Guarantor, as applicable, or of any successor thereof for the payment of the principal of or premium or interest on the Notes or on any covenant, agreement, representation or warranty by a Guarantor herein or in the Notes contained.

9.3	Recourse Limited to Assets of Guarantors

Notwithstanding anything contained in this Guarantee or the Indenture to the contrary, the obligations of each Guarantor hereunder will be performed, satisfied and paid only out of, and enforced only against, and recourse will only be had against, the assets of such Guarantor and neither this Fifth Supplemental Indenture nor the obligations of any Guarantor hereunder will be personally binding upon any limited partner, shareholder, member, officer, director or trustee of such Guarantor, and resort will not be had to, nor will recourse or satisfaction be sought from the private property of any such limited partner, shareholder, member, officer, director or trustee.

ARTICLE 10

REPRESENTATIONS AND WARRANTIES OF THE GUARANTORS

10.1	Representations and Warranties

Each Guarantor represents and warrants to the Trustee as follows:

(a)

it is duly created and existing under the laws of its jurisdiction of formation or incorporation, as applicable, and has the power and capacity to own its properties and assets and to carry on its business as presently carried on by it;

(b)	it has the power and capacity to enter into this Fifth Supplemental Indenture and to do all acts and things as are required or contemplated hereunder to be done, observed and performed by it;

(c)	it has taken all necessary corporate and, if applicable, partnership action to authorize the execution, delivery and performance of this Fifth Supplemental Indenture;

(d)

if applicable, there is no unanimous shareholder agreement which restricts, in whole or in part, the powers of the directors of such Guarantor to manage or supervise the business and affairs of such Guarantor;

(e)

the entering into of this Fifth Supplemental Indenture and the performance by such Guarantor of its obligations hereunder does not and will not contravene, breach or result in any default under the constating documents of such Guarantor or under any material agreement or other legally binding instrument, license, permit or law to which such Guarantor is a party or by which such Guarantor or any of its properties or assets may be bound and will not result in or permit the acceleration of the maturity of any indebtedness, liability or obligation of such Guarantor under any material agreement or other legally binding instrument of or affecting such Guarantor; and

(f)

no authorization, consent or approval of, of filing with or notice to, any Person or governmental body is required in connection with the execution, delivery or performance of this Fifth Supplemental Indenture by such Guarantor.

ARTICLE 11

MISCELLANEOUS

11.1	Acceptance of Trust

The Trustee accepts the trusts in this Fifth Supplemental Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this Fifth Supplemental Indenture and in accordance with the Indenture.

11.2	No Waiver

No delay on the part of the Trustee in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Trustee of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of the Trustee permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Fifth Supplemental Indenture.

11.3	No Amendment

This Fifth Supplemental Indenture may not be amended or modified without the written consent of the Trustee, which shall not be unreasonably withheld in accordance with Section 8.3 of the Indenture.

11.4	Successors and Assigns

This Fifth Supplemental Indenture shall be binding upon the Corporation and each Guarantor and their respective successors and enure to the benefit of the Trustee for the benefit of the Holders of the Notes their successors and assigns.

11.5	U.S. Securities Laws

The Trustee acknowledges that the Notes have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold within the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

11.6	Confirmation of Indenture

The Indenture as amended and supplemented by this Fifth Supplemental Indenture is in all respects confirmed.

11.7	Counterparts

This Fifth Supplemental Indenture may be executed in several counterparts, each of which once executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. This Fifth Supplemental Indenture may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof being a manual, facsimile or other electronic signature.

11.8	Governing Law

The Notes and this Fifth Supplemental Indenture will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Fifth Supplemental Indenture as of the date first written above.

BROOKFIELD RENEWABLE PARTNERS ULC

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: President

BROOKFIELD RENEWABLE ENERGY L.P., by its general partner BREP HOLDING L.P., by its general partner BRP BERMUDA GP LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: President

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

BRP BERMUDA HOLDINGS I LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: President

[Signature Page to Fifth Supplemental Indenture]

BROOKFIELD BRP EUROPE HOLDINGS (BERMUDA) LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: President

BEP SUBCO INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

[Signature Page to Fifth Supplemental Indenture]

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	/s/ Mohanie Shivprasad
Name:	Mohanie Shivprasad
Title:	Corporate Trust Officer

By:	/s/ Shelley McGarrity
Name:	Shelley McGarrity
Title:	Corporate Trust Officer

[Signature Page to Fifth Supplemental Indenture]

SCHEDULE 1

FORM OF NOTE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO BROOKFIELD RENEWABLE PARTNERS ULC (THE “CORPORATION”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

No. ∎

BROOKFIELD RENEWABLE PARTNERS ULC, an unlimited liability company formed under the laws of Alberta

5.450% FIXED-TO-FIXED RESET RATE SUBORDINATED NOTES, DUE 2055

CUSIP / ISIN Nos.	112910AB0 / CA112910AB01
Original Issue Date	December 12, 2024
Maturity Date	March 12, 2055
Initial Interest Rate	5.450%
First Reset Date	March 12, 2030
Interest Payment Dates	March 12 and September 12 of each year
Principal Amount	$200,000,000
Registered Holder	CDS & Co.

Brookfield Renewable Partners ULC, an unlimited liability company organized under the laws of Alberta, Canada (herein called the “Corporation”, which term includes any successor Person under the Indenture (as defined on the reverse of this Note)), for value received, hereby promises to pay the principal amount of this Note and interest thereon (i) from and including the Original Issue Date to but excluding the First Reset Date at an annual rate of 5.450% and thereafter (ii) from and including each Interest Reset Date with respect to each Interest Reset Period to but excluding the next succeeding Interest Reset Date, the Maturity Date or Redemption Date, as the case may be, at an annual rate equal to the Five-Year Government of Canada Yield as of the most recent Interest Reset Determination Date, plus a spread of 2.499%, to be reset on each Interest Reset Date. Subject to the Corporation’s right to defer interest payments, interest on the Notes will be payable semi-annually in arrears on March 12 and September 12 in each year, commencing on March 12, 2025. The initial interest payment on March 12, 2025 will be in the aggregate amount of C$2,687,671.23, such payment equal to C$13.438356150 per C$1,000 of principal amount of the Notes outstanding. As provided in the Original Indenture (as defined on the reverse of this Note), interest shall be computed on the basis of the actual number of days elapsed and a 365-day year. Interest shall accrue from and including the Original Issue Date or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for. If any Interest Payment Date is not a Business Day, then the payment will be made on the next Business Day without any additional interest or other payment in respect of such delay.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be (i) for each Interest Payment Date occurring on March 12 in any given calendar year, March 1 of such calendar year, and (ii) for each Interest Payment Date occurring on September 12 of any given calendar year, September 1 of such calendar year, in each case, whether or not such day is a Business Day, provided that interest payable on the Maturity Date or on a Redemption Date will be paid to the person to whom principal is payable. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee (as defined on the reverse of this Note), notice whereof shall be given to Holders of the Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

So long as no Event of Default (as defined in the Indenture) has occurred and is continuing, the Corporation may elect, at its sole option, on any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions, for up to five consecutive years (a “Deferral Period”). During any Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period). In addition, during any Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period), compounded semi-annually, to the extent permitted by applicable law. There shall be no limit on the number of Deferral Periods that may occur. Any such deferral will not constitute an Event of Default or any other breach under the Indenture and the Notes. Deferred interest will accrue until paid (including, to the extent permitted by law, any compound interest). A Deferral Period terminates on any Interest Payment Date on which the Corporation pays all accrued and unpaid interest on such date (including, to the extent permitted by law, any compound interest). No Deferral Period may extend beyond the Maturity Date or any date fixed for redemption, as applicable.

The Notes may be issued without limitation as to aggregate principal amount, but only upon the terms and subject to the restrictions set out in the Indenture. The aggregate principal amount of Notes which may be issued under the Indenture is unlimited, but such Notes may be issued only upon the terms and subject to any conditions provided in the Indenture.

The Notes are direct obligations of the Corporation but are not secured by any mortgage, pledge, hypothec or other charge.

Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

So long as the Corporation is not in default under the Indenture, the Corporation may purchase Notes in the open market, by tender or by private contract at any price.

The Principal Amount may become or be declared due before the Maturity Date on the conditions, in the manner, with the effect and at the times set forth in the Indenture.

The Indenture contains provisions for the holding of meetings of Holders and making resolutions passed at such meetings and instruments in writing signed by the Holders of a specified percentage of the Notes outstanding binding on all Holders, subject to the provisions of the Indenture.

This Note may be transferred only upon compliance with the conditions prescribed in the Indenture on one of the registers kept at the principal offices of the Trustee in Toronto, Ontario and at such other place or places, if any, and by such other registrar or registrars, if any, as the Corporation may designate, by the registered Holder hereof or the Holder’s legal representative or attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe, and such transfer shall be duly noted hereon by the Trustee or other registrar.

The Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

This Note shall not become obligatory for any purpose until it has been certified by the manual or electronic signature of the Trustee under the Indenture.

IN WITNESS WHEREOF Brookfield Renewable Partners ULC has caused this Note to be signed by its representative.

BROOKFIELD RENEWABLE PARTNERS ULC

By:
Name: Title:

(FORM OF NOTE)

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Dated: _____________________

This Note is one of the Notes designated, and issued under the Indenture referred to above.

Computershare Trust Company of Canada, as Trustee

By: Certifying Officer

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

(FORM OF CERTIFICATE OF TRANSFER)

CERTIFICATE OF TRANSFER

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

(Print or type assignee’s name, address and postal code)

(Insert assignee’s social insurance or security or tax identifying number)

and irrevocably appoint      agent to transfer this Note on the books of the Corporation. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

* Signature Guarantee

*

The signature must be guaranteed by an authorized officer of a Schedule I Canadian chartered bank or by a medallion signature guarantee from a member of a recognized Medallion Signature Guarantee Program.

This Note is one of a duly authorized issue of securities of the Corporation (herein called the “Notes”), issued and to be issued in one or more series under an Indenture, dated as of August 11, 2021 (the “Original Indenture”), as supplemented by the Fifth Supplemental Indenture, dated as of December 12, 2024 (the “Fifth Supplemental Indenture”) (the Original Indenture and the Fifth Supplemental Indenture together herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), by and among the Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited and BEP Subco Inc. (the “Guarantors”), as guarantors, and Computershare Trust Company of Canada, as trustee (the “Trustee”, which term includes any successor trustees under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Corporation, the Guarantors, the Trustee and the Holders of the Note and of the terms upon which the Note are, and are to be, authenticated and delivered. This Note is initially limited in aggregate principal amount to C$200,000,000, of which C$200,000,000 principal amount has been issued as of the date hereof. The Corporation may from time to time, without the consent of the holders of the Notes, create and issue further securities having the same terms and conditions in all respects as the Notes issued on the date hereof, except for the issue date, the issue price and the first payment of interest thereon. Additional securities issued in this manner will be consolidated with and will form a single series with the Notes.

The Notes are redeemable in the circumstances and at redemption prices described in the Fifth Supplemental Indenture as contemplated in Section 2.6 of the Fifth Supplemental Indenture.

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

In the event of purchase of this Note in part only, a new Note or Notes of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Note or certain restrictive covenants and Events of Default with respect to this Note, in each case upon compliance with certain conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Notes at any time by the Corporation, the Guarantors and the Trustee with the consent of the Holders of a majority in principal amount of the Notes at the time Outstanding to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Notes at the time Outstanding, on behalf of the Holders of all Notes, to waive compliance by the Corporation or the Guarantors with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

The Notes are issuable only in registered form without coupons in initial denominations of C$1,000.00 and multiples of C$1,000.00 in excess thereof.

No service charge shall be made for any such registration of transfer or exchange, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Corporation, the Trustee nor any such agent shall be affected by notice to the contrary.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.